Guggenheim Credit Allocation Fund
227 West Monroe Street
Chicago, Illinois 60606

September 2, 2016

Asen Parachkevov
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund
Registration Statement on Form N-2
File Nos.: 333-198646 and 811-22715

Dear Mr. Parachkevov :

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Credit Allocation Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-198646 and 811-22715) (the “Registration Statement”) so that it may become effective at 12:00 p.m., Eastern time, on September 7, 2016, or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GUGGENHEIM CREDIT ALLOCATION FUND

By:      /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary